Exhibit 10.3

Strictly Private & Confidential

March 18, 2004

Mr. Michael McMahon
1724 West School Street
Chicago, IL 60657

Dear Michael,

RE: PRESIDENT SIRVA Moving Services NA

Reference our recent conversation, I am pleased to confirm the offer of employment to you at SIRVA. The details of the offer are as follows:

Position:    President—Moving Services North America reporting to me. This position will be banded as a Senior VP 21.

Salary:    $275,000 per year, payable in bi-weekly installments. The salary is quoted on an annual basis for convenience only and does not imply employment for a specific term, nor alter the "at will" status of your employment.

Start Date:    April 5th, 2004.

Annual Bonus:    You will eligible to participate in SIRVA's Management Incentive Program, which, at your position, has a projected annualized bonus potential of 80% of base salary. During the first calendar year of employment, this bonus is prorated from hire date. For 2004 you will receive a prorated guaranteed bonus of 80% of annual salary for 2004 provided you continue your employment with SIRVA through the bonus payment date in February 2005. Thereafter, your bonus eligibility will be based on the bonus criteria SIRVA applies at that time.

Stock Options:    Subject to the approval of the Compensation Committee of the Board, and applicable law, rules and regulations to which SIRVA is subject, you will be granted an option to purchase 50,000 shares of SIRVA's common stock as soon as reasonably practicable following the start of your employment with the company. The Option shall be issued in accordance with the SIRVA, Inc. Omnibus Stock Incentive Plan (as amended from time to time, the "Plan"), which will be evidenced by a stock option agreement entered into by yourself and SIRVA. The Option will be subject to a four-year vesting period from the grant date and will expire 7 years from the grant date.

Executive Benefits:
Company Car Allowance:	$12,000 annually
Financial Planning:	$9,600 annually available through AYCO
Executive Physical:	$1,500 annually

Severance:    In the event that your employment is terminated by SIRVA without cause or by you "For Good Reason" (as defined below), in addition to any amounts otherwise payable to you through your last day of employment, SIRVA will pay to you, as severance, the following additional amounts: (i) a pro rata portion of your bonus, based on the bonus criteria SIRVA applies to bonus awards at that time, payable on the normal and customary pay-out date and (ii) continued payments of your base salary and health benefits until the earlier of one year after termination of your employment with SIRVA or until you obtain new employment with a total annual salary (including any guaranteed bonus and deferred compensation) equal to or greater than ninety five percent (95%) of the annual base salary payable to you under this letter agreement. Payment of the severance described in this paragraph would be subject to your execution of a general release and standard provisions affirming your obligations under your confidentiality, non-compete and non-solicitation of employees, agents and customers.

Termination by You:    A termination of employment by you "For Good Reason" shall mean a termination by you of your employment with SIRVA within 30 days following the occurrence, without your consent, of any of the following events: (i) the assignment to you of duties that are materially different from, and that result in a material diminution of, the duties that you are to assume on the date hereof, or (ii) a reduction in the rate of your annual base salary other than in connection with an across the board reduction of the base salaries of the executive officers of SIRVA, provided in any such case that within 30 days following the occurrence of any such event, you shall have delivered written notice to SIRVA of your intention to terminate your employment for Good Reason, which notice specifies in reasonable detail the circumstances claimed to give rise to your right to terminate your employment for Good Reason, and SIRVA shall not have cured such circumstances to your reasonable satisfaction.

Termination by SIRVA for Cause:    In the event you are terminated by SIRVA for cause, you will not be entitled to any severance or bonus payments outlined above. "Cause" shall mean: (i) the continued failure by you to satisfactorily perform your duties and obligations of your employment hereunder (other than any such failure due to your physical or mental illness) that is not corrected by you within 30 days after your receipt of written notice specifying in reasonable detail the nature of the deficiency or deficiencies, (ii) engaging in misconduct related to your work or that otherwise has caused or is reasonably expected to result in material injury to SIRVA or any of its subsidiaries, their subsidiaries or affiliates, (iii) a conviction of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony, (iv) the willful breach of any of your fiduciary obligations, (vi) dishonesty resulting in your personal enrichment at the expense of SIRVA or any of its subsidiaries, their subsidiaries or affiliates, (vii) your inability to effectively perform your job duties due to your physical or mental illness for a period of more than six months.

Change of Control:    In the event your employment is terminated without cause within two years following a "change of control", you shall be entitled to receive a payment equal to one time your annual base salary. In addition, you shall also receive a pro rata bonus for the year in which your termination occurs based on the criteria SIRVA applies to bonus awards at that time. "Change of Control" shall have the same meaning as set forth in the SIRVA, Inc. Omnibus Stock Incentive Plan.

Relocation:    You will be eligible for Tier 1 executive relocation benefits. Details of this package are enclosed.

Benefits:    You will be entitled to participate in all health, welfare and other benefits available to other associates of the company. Those benefits are described in the enclosed Benefits at a Glance.

Additional Terms:

This offer is contingent upon:

a)
Your not being subject to any contract that would be violated by your employment with SIRVA.

b)
Your successful completion of a drug/alcohol screening prior to your start date.

c)
Satisfactory pre-employment criminal background screening and employment verification.

d)
Signing our confidentiality and non-solicitation agreement, a copy of which is enclosed, on or before your first day of employment.

I have enclosed a copy of this offer letter for your records. Please execute the original as indicated below and return it to me in the enclosed envelope.

On behalf of the Senior Leadership team, I would like to welcome you to SIRVA. We are very excited about your joining our company and look forward to working with you. If you have any questions, please do not hesitate to call me.

Sincerely,
/s/ BRIAN P. KELLEY Brian Kelley President & CEO, SIRVA

Enclosures: 1 copy offer letter, Benefits at a Glance, Omnibus Stock Incentive Plan summary, Confidentiality and Non-Solicitation Agreement

Accepted and Agreed to this 30th day of March, 2004

/s/ MICHAEL MCMAHON Michael McMahon